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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 2 5 2004

187 SECTION D.C.

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ALDER CREEK CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 SUNNYSIDE AVENUE
(No. And Street)

MILL VALLEY	CA	94941
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS J. GRIESEL (415) 383-4700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, THOMAS J. GRIESEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALDER CREEK CAPITAL, LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California County of Marin
Subscribed and Sworn before me
this 20 (DATE) day of Feb (MONTH), 2004 (YEAR) by
Thomas J. Griesel (SIGNERS)
Elanon Cherier (NOTARY PUBLIC)

Signature

Secretary
Title

Notary Public

ELANOR CHERIER
Commission # 1342313
Notary Public - California
Marin County
My Comm. Expires Feb 3, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

ALDER CREEK CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Unitholders of
Alder Creek Capital, LLC:

We have audited the accompanying statement of financial condition of Alder Creek Capital, LLC (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Alder Creek Capital, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the Unites States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 18, 2004

ALDER CREEK CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 538,889
TOTAL ASSETS	$ 538,889

LIABILITIES AND UNITHOLDERS' EQUITY

LIABILITIES:	
Accrued expenses	$ 5,000
UNITHOLDERS' EQUITY:	
Units, stated value $1,500 per unit, 133.33 units authorized, 133.33 units issued and outstanding	200,000
Retained earnings	333,889
TOTAL UNITHOLDERS' EQUITY	533,889
TOTAL LIABILITIES AND UNITHOLDERS' EQUITY	$ 538,889

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Alder Creek Capital, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company provides investment advisory services to fund managers and receives a consulting fee for placing investments for those fund managers.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and the related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing financial statements.

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and similar provisions of California. Accordingly, no provision for federal and state corporate income taxes is required. The unitholders of the Company are liable for the taxes on their share of the Company's income or loss.

The Company is subject to the California Franchise Tax that imposes a tax on its income or, if greater, a minimum tax of $800. The Company has established a provision for such taxes.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2003, the Company had net capital of $533,889 that exceeded their requirements by $528,889.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company reimbursed RCP Inc., a related party, $350,000 for such services and expenses as office space, systems, market data and other operational charges. This reimbursement was governed by a written agreement that contains such provisions as termination clauses, negotiation on amount and certain terms relating to the Company's operations.

This written agreement was terminated on November 15, 2003. Both parties agreed to eliminate expense sharing and, rather, the Company would be directly responsible for its expenses incurred that were previously covered under the agreement.